(415) 856-7021

keithsutton@paulhastings.com

September 22, 2005	26600.00050

VIA EDGAR & UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:	Autobytel Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and

June 30, 2005

File No. 000-15264

Dear Mr. Wilson:

We are writing to you on behalf of our client, Autobytel Inc. (the “Company”), in response to the Staff’s letter dated August 23, 2005 (the “Comment Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies

Accounts Receivables, Net of Allowance for Bad Debts and Customer Credits, page F-17

1. “With regards to the credits given to customers for services that do not meet the customer’s requirements we would like to better understand the nature of and accounting for these credits. Please tell us the following:”

“How the Company determines that customer requirements will not be met and that an accrual would be necessary. Explain to us how the amount of future credits can be reasonably estimated.”

Mr. Craig Wilson

September 22, 2005

Response: The Company issues credits to a customer when there is a dispute regarding lead quality, territory issues, volume issues, and general dissatisfaction with the Company’s program or if the customer elects to terminate its participation in the Company’s program. These credits are not always identified and processed in the same period that the revenue is recognized. Due to the timing of these credits, an allowance for future customer credits is established against accounts receivable and revenue.

The calculation of this allowance is based on the Company’s historical experience of the amount and length of time after services are rendered that credits are issued. The Company maintains monthly schedules of actual customer credit amounts, the period the service was rendered and the month the credit was issued. The Company uses this history to estimate the amount and length of time after rendering service that credits will be issued. The Company records an allowance for customer credits based on recent historical averages and any specifically identified items. Based on the Company’s analysis of actual customer credits issued versus estimated customer credits the Company believes that it can reasonably and reliably estimate customer credits.

The Company believes that it can reasonably estimate future returns because:

•	The Company’s products are not typically susceptible to significant external factors;

•	The period of time the Company’s product may be returned is not relatively long, typically not exceeding four to five months;

•	Future returns can be reasonably estimated based on the Company’s historical experience; and

•	The estimate of future returns is typically for a large volume of homogeneous transactions.

“The nature of the requirements and whether these requirements represent either acceptance criteria implicit or explicit in the customer arrangement or whether these credits are similar to a warranty provision.”

Response: As noted above, credits are typically issued to a customer when there is a dispute regarding lead quality, territory issues, volume issues, and general dissatisfaction with the Company’s program or if the customer elects to terminate its participation in the Company’s program. The Company believes these do not represent either implicit or explicit acceptance criteria in the customer arrangement because the Company has fulfilled

Mr. Craig Wilson

September 22, 2005

the terms specified in its customer arrangements. For example, the customer does not have any right to (1) test the delivered service, (2) require the Company to perform additional services subsequent to the delivery of the service or (3) identify other work necessary to be done before accepting the service.

With regards to whether these credits are similar to a warranty provision, the Company believes that the credits are not similar to a warranty because further performance is not required by the Company after the sale has taken place.

“How the credits are utilized, whether or not they expire and your policy with regards to when and if it is appropriate to reverse the accrual into revenue.”

Response: The credits utilized are applied against the specific services provided to the Company’s customers and are immediately credited to the customer accounts receivable balance (i.e., not given as a credit against some future service) and are correspondingly written-off against the established allowance for customer credits.

With regards to when and if it is appropriate to reverse reductions in the customer allowance to revenue, this would only be done if and when changes in the issuance of actual customer credits took place over a consistent time period.

“Provide us with an analysis of the credits granted in the past. Tell us how your utilized credits have compared to your estimated allowances.”

Response: See the analysis attached as Exhibit A.

Revenue Recognition, page F-19

2. “With regards to your multiple element arrangements, please address the following in your response:”

•	“tell us what elements are included within these arrangements”

•	“how you identified the separate units of accounting”

•	“how you allocated revenue and determined the relative fair value of each of the identified elements”

•	“the reasons for the inappropriate recognition of revenue on these types of arrangements during fiscal years 2002 and 2003”

Mr. Craig Wilson

September 22, 2005

Response: The Company offers the following multiple element arrangements to its customers:

•	Sale of purchase requests with direct marketing offerings

•	Sale of purchase requests with iManager, a lead management tool

•	Development and license fees

Separate units of accounting are identified when each element can be sold unaccompanied by other elements.

Purchase requests and direct marketing offerings. The Company sold numerous purchase requests and direct marketing offerings independently and unaccompanied by other products or services. The Company determines the relative fair value of each element based on its established history of separate sales of the products. Revenue from the sale of purchase requests and direct marketing offerings is allocated between lead fees and advertising based on the relative fair value of each element.

Purchase requests and iManager. Effective January 1, 2004, the Company modified its revenue presentation, whereby the revenue recognized for iManager and purchase requests was included in different revenue categories, CRM services and lead fees, respectively. Prior to the modification, iManager product and purchase requests revenue was included in the same revenue category, program fees. Due to this modification, iManager revenue in 2003 was classified as CRM services as was first disclosed in the Form 8-K filed with the Securities and Exchange Commission on April 27, 2004.

During 2003 and 2004, the revenues allocated to iManager were composed of amounts specifically billed for iManager. As part of the restatement of the Company’s financial statements, the Company determined that this methodology of allocating revenue to iManager was inappropriate.

From the launch of iManager in 2001 through 2004, only one customer purchased iManager on a stand-alone basis. Due to the limited sale of iManager unaccompanied by the sale of purchase requests, the Company subsequently concluded that it could not determine the fair value of iManager in a reliable, verifiable and objective manner.

Mr. Craig Wilson

September 22, 2005

Therefore, no revenue should have been allocated to CRM services and all revenue should have been allocated to lead fees. The Company expects to record iManager revenue associated with multiple-element arrangements in this manner until such time as it can determine the fair value of iManager in a reliable, verifiable and objective manner.

Development fees and license agreements. Development fees relate to the customization of certain hosted software products. The development fees relate to services to customize the “look and feel” of the customer’s user interface and at times provide additional functionality for the hosted software arrangement. In 2002, 2003 and 2004, the Company recognized fees for development upon the completion of the services. The Company determined that the development services have no separately identifiable value and that the services performed do not represent the culmination of a separate earnings process. The Company determined that fees related to development services should be deferred and recognized over the greater of the license agreement or the customer relationship.

The primary reason for the inappropriate recognition of revenue on these type of arrangements in 2002 and 2003 was as follows:

•	“Purchase requests and direct marketing offerings”: The Company did not determine the relative value of each element in accordance with EITF 00-21 and all revenue was initially allocated based on the value of each unit as stated in the customer contract. The separate units of these offerings did have identifiable fair value which was different from that stated in the customer contract. As a result, the restatement correctly allocated revenue between lead fees and advertising revenues based on their identifiable fair value. Overall, total Company revenues were not impacted in any period by this restatement item.

•	“Purchase requests with iManager”: The Company did not determine the relative value of each element in accordance with EITF 00-21 and all revenue was initially allocated based on the value of each unit as stated in the customer contract. The iManager unit of these offerings did not have identifiable fair value due to its limited sale unaccompanied by the sale of purchase requests. As a result, the restatement correctly allocated all revenue to lead fees. Overall, total Company revenues were not impacted in any period by this restatement item.

•	“Development and license fees”: The Company did not determine the relative value of each element in accordance with EITF 00-21 and all development fees as stated per the customer contracts were recognized upon completion of the development. As the development services had no separately identifiable value and the services did not represent the culmination of a separate earnings process,

Mr. Craig Wilson

September 22, 2005

the restatement correctly deferred the development services and recognized them as revenue over the greater of the license arrangement or the customer relationship. The timing of Company revenues was impacted by this restatement item. The effect of deferring and recognizing development fees over the greater of the license agreement or the customer relationship was a decrease in data, applications and other revenue by $125,000 for the year ended December 31, 2002, an increase in data, applications and other revenue by $52,000 for the year ended December 31, 2003, and a decrease in data, applications and other revenue by $10,000 and $21,000 for the three months ended March 31, 2004 and June 30, 2004, respectively.

Note 3. Restatement, page F-26

3. “ We note that you recorded commission expense during 2002 and 2003. Tell us the nature of this commission expense and how you account for this expense. Further explain the nature of the commission expense adjustment that was included in the restatement.”

Response: The Company has numerous commission plans to encourage its sales force to increase sales. At the end of each period, the commission accrual recorded is based on a specified percentage, as defined in the commission plan, multiplied by the current period sales. For the most part, the Company’s commission plans are structured to measure and compensate at an individual performance level (i.e., not based on total Company sales).

In 2002, the Company miscalculated commissions earned by certain employees. This miscalculation was the result of errors in the calculation of different factors that are used to determine the amount of the commission. In an effort to reclaim some of the overpaid commissions, the Company compromised and agreed to a modified plan in 2002. The modified plan called for the employees to pay back a portion of the overpayment. The Company reclaimed a portion of the overpayment. The Company believed that there were certain exposures related to its efforts to reclaim the overpaid amounts and, as a result, recorded an accrual in 2002 related to this exposure. Based on a review of internal documentation performed during the restatement process, the Company determined there was insufficient support for how the amount was estimated or that the amount of loss can be reasonably estimated. In addition, there was insufficient evidence that a loss was probable. Therefore, the Company determined that the establishment of this accrual was inappropriate and the Company, accordingly, derecognized the commission accrual in 2002 in its restated financial statements.

In 2003, the Company recorded commission expense based on an estimated forecast that was not adjusted for the Company’s actual performance and payment of commissions. The over-accrual of 2003 commission expense was carried as a liability until 2004, when the Company reversed the accrual to the amount of actual commissions paid. During the restatement process, the Company determined that the reduction in the commission accrual in 2004 related to an over-accrual of 2003 commission expense that should have been reduced in 2003.

Mr. Craig Wilson

September 22, 2005

Finally, in response to the Staff’s request that the Company make certain acknowledgements in connection with this submission, we have enclosed as Exhibit B an Acknowledgement of the Company for your consideration.

* * * *

Mr. Craig Wilson

September 22, 2005

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 856-7021, or by facsimile at (415) 856-7121.

Sincerely,

/s/ Keith M. Sutton

Keith M. Sutton

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc:	Ariel Amir, Esq. (via email) (w/o encl)
Thomas Pollock, Esq. (w/o encl)

Mr. Craig Wilson

September 22, 2005

EXHIBIT A - ANALYSIS OF CREDITS GRANTED

(Amounts in thousands)

Quarter Ended	Allowance For Customer Credits	Utilized Credits	Variance
March 31, 2004	$553	$(258)	$295
June 30, 2004	443	(419)	24
September 30, 2004	370	(359)	11
December 31, 2004	355	(485)	(130)
March 31, 2005	457	(476)	(19)

Mr. Craig Wilson

September 22, 2005

Exhibit B

Company Acknowledgement

September 22, 2005

This Company Acknowledgement is made by Autobytel Inc., a Delaware corporation (the “Company”), at the request of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to the Staff’s August 23, 2005 letter to the Company.

The Company hereby acknowledges to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Autobytel, Inc.,
a Delaware corporation

By:	/s/ Michael F. Schmidt
Michael F. Schmidt
Chief Financial Officer